Exhibit 14.2

The Cameron Way: Cameron’s Code of Conduct

Doing What’s Right. Together.

Letter from the CEO

Dear Cameron Employees and Colleagues:

Acting with integrity, regardless of challenge or consequence, is how Cameron does business. For over 175 years, Cameron has striven to comply with high ethical standards, achieving operational excellence beyond its peers.

Cameron’s Code of Conduct (our “Code”) you are reading contains the ethical principles by which we conduct business—the Cameron Way. Regardless of position, title or tenure, each and every one of us is required to uphold these standards. While no document can possibly contain every situation you may face in your day-to-day responsibilities, our Code illustrates the values and provides the tools that will guide you in making consistent, ethical decisions.

At Cameron, we take pride in “DOING WHAT’S RIGHT. TOGETHER,” an integral part of following the Cameron Way. Let this logo on the bottom of our Code’s pages remind us that ethics requires teamwork. If we work together, we can solve any issue or concern.

Communication and disclosure are central to our culture of integrity. I encourage you to call our Ethics HelpLine or talk with your supervisor if you have questions. If you witness an actual or perceived violation of this Code or any other Cameron policy, report the misconduct to the resources as listed in “Reporting Concerns and Seeking Guidance” (page 8). We stand by our promise of a retaliation-free environment for anyone who comes forward in good faith to ask questions or report violations.

I pledge to follow this Code and the Cameron Way of doing business every day, and I know you will do the same.

Best regards,
Jack B. Moore
President and CEO

DOING WHAT’S RIGHT. TOGETHER.

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Table of Contents

Letter from the CEO	1

Cameron’s Core Values	4

Doing Business the Cameron Way	6

Our Commitments	6
The Purpose of Our Code	7
Reporting Concerns and Seeking Guidance	8
Violations of Our Code	9
No Retaliation	9
Duty to Cooperate	9
Higher Expectations for Managers	9

Maintaining Integrity…with Each Other	10

Treating One Another Fairly	10
Respecting Each Other	10
Providing a Healthy and Safe Work Environment	12
Protecting the Environment	13

Maintaining Integrity…with Our Communities 14

Conducting International Business	14
Following Anti-Corruption Laws	14
Complying with Import and Export Controls	17
Following U.S. Anti-Boycott Laws	19
Impacting Our Local Communities	19

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Maintaining Integrity…with Our Shareholders	20

Ensuring Financial Integrity	20
Safeguarding Our Company Assets	22
Avoiding Conflicts of Interest	24
Avoiding Insider Trading	29

Maintaining Integrity…with Customers and Suppliers	30

Competing Fairly	30
Ensuring Product Quality and Safety	30

Maintaining Integrity…with Our Competitors	32

Complying with Anti-Competition Laws	32
Gathering Competitor Information	32
Certification and Disclosure	33

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Callout (page 3): At Cameron, our success depends upon each of us fully respecting the rights of our fellow employees and encouraging open communication.

Cameron’s Core Values

INTEGRITY… We conduct our business with honesty and fairness, always. We apply our values and principles daily through the consistency of our decisions and actions. Our reputation is our most important asset.

RESPECT… We respect every individual who works on behalf of Cameron, and encourage education, growth and advancement. Our relationships with each other, our customers, our shareholders and our communities reflect this respect.

LEADERSHIP… We are leaders in our industry and have a reputation for doing what’s right for each other and for our customers, suppliers, shareholders and communities. We believe in transparency, accountability and participation.

EXCELLENCE… We do not take shortcuts on quality and we work to achieve excellence and superior business results. We realize that our customers come to us by choice and we work diligently to earn their trust and respond to their needs.

INNOVATION… We pursue innovation and technical superiority by continuously seeking improvements in quality, reliability, performance and service. We apply innovative thinking and practicality to deliver the best solutions.

RESPONSIBILITY… We meet customers’ and market demands responsibly. We are dedicated to health, safety, protecting our environment and sustainable development. Through teamwork, we achieve positive change, ensure exceptional performance and create value.

DOING WHAT’S RIGHT. TOGETHER.

Doing Business the Cameron Way

Our Commitments We conduct business according to the Cameron Way—doing what’s right, acting in accordance with our Code and maintaining integrity in our business conduct. To follow the Cameron Way, we must fulfill our commitments to each of our stakeholders.

To Each Other… we embrace a diverse workforce and promote a work environment founded on principles of integrity and fairness.

To Our Customers… we responsibly produce quality, safe products and provide innovative and reliable services—every time.

To Our Suppliers… we maintain lasting relationships built on mutual goodwill with these valued partners.

To Our Shareholders… we establish ethical standards and produce goods and services that enhance shareholder value, reaffirming the trust our investors have placed in us.

To The Environment… we use our resources responsibly and work to minimize the impact our processes and products have on our surroundings.

To Our Communities… we invest in the betterment of the communities where we live and work, and comply with all applicable local and international laws and regulations.

The Purpose of Our Code

Reading and adhering to our Code helps each of us follow the Cameron Way. Our Code applies to the employees and officers of Cameron International Corporation, and all of its subsidiaries, affiliates, and joint ventures, such as OneSubsea™ (our “Company”).  Employees are expected to circulate applicable policies and best practices to third parties to ensure that they too conduct themselves appropriately when doing business on our behalf.  Our Code has been approved and adopted by Cameron’s Board of Directors. Any change or waiver of our Code requires the approval of our Board of Directors.

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Our Code cannot anticipate every situation we might encounter. However, it will help us make sound, ethical decisions. Our Code serves as a guide, referencing the Company policies and applicable laws and regulations we must know in order to act according to our Company’s expectations. When local customs or business practices differ from  the rules set forth in our Code or Company policies, we must obtain prior permission from the Legal Department before conforming to them. The Legal Department should also be consulted if laws in different countries conflict with each other or this Code. Our Code also directs us to the resources we should contact when we have questions and concerns.

We are expected to familiarize ourselves with and abide by our Code. On an annual basis, Cameron requires completion of a Code of Conduct questionnaire and certification of compliance with our Code. Designated employees and contractors are responsible for completing additional compliance training that elaborates on many of the areas found within our Code.

If you have any questions about our Code, always ask before acting. Reach out to your supervisor or call the Ethics HelpLine.  Please check for updates to the Code by reviewing the most recent version available on the Ethics and Compliance intranet site or contact your Compliance group.

Reporting Concerns and Seeking Guidance

We may encounter situations where we are unsure of the right course of action. If you find yourself in such a situation, ask yourself, “What if my actions were broadcast on the local news for all of my coworkers, family and friends to see?” If you feel this would be embarrassing, it’s most likely unethical. Don’t follow through with the action you’re contemplating. Instead, seek guidance.

Questions:  When you have a question about our Code, Company policy or a specific situation, reach out to one of the resources listed below.

•	Your immediate supervisor or your local Human Resources representative
•	Legal Department by mail: 1333 W. Loop S., Suite 1700, Houston, Texas 77027
•	Chief Ethics and Compliance Officer, by mail: 1333 W. Loop S., Suite 1700, Houston, Texas 77027 or by email: compliance@c-a-m.com
•	The Ethics HelpLine at 1-888-241-6938 (in the United States, Guam, Puerto Rico and Canada). If dialing from outside the United States, visit cameronethics.com for the appropriate dial-in information.

Reporting Violations:  In contrast to a question, if you become aware of a situation that you know or suspect violates our Code or the law, you are encouraged to report it according to the procedures below:

DOING WHAT’S RIGHT. TOGETHER.

1.	Immediately bring it to the attention of your local supervisor, or any member of local management, as appropriate.

2.	Good faith reports relating to banking, accounting, finance, internal accounting controls, bribery or anti-corruption, or antitrust/competition violations may also be made directly, to the following:

•	Chief Ethics and Compliance Officer or General Counsel, by mail: 1333 W. Loop S., Suite 1700, Houston, Texas 77027 or by email: compliance@c-a-m.com

3.	In addition, depending on the nature and location of the concerns, reports may be made through the Ethics HelpLine, a helpline administered by a third party, using the contact information provided above, or by completing the online form available at cameronethics.com. Because the manner in which reports may be made varies from country to country, the Ethics Helpline will give further instructions on how and to whom to report a particular concern. If you are calling about a matter that should be handled locally in accordance with local legal requirements, the Helpline will direct you back to local managements.

The Ethics HelpLine is operated by an independent third party and is available 24 hours a day, 7 days a week. You may make a report or ask a question in over 150 languages. Please note, calls to the HelpLine are never recorded or traced. Any information you provide will be treated as confidentially as possible. Sharing your identity when you report will help Cameron conduct the most thorough investigation possible , because it may be more difficult to thoroughly investigate anonymous reports. If you are uncomfortable identifying yourself, you may report anonymously. Regardless of how you choose to report, all reports of actual or suspected misconduct will be taken seriously and addressed promptly.  The appropriate personnel will carefully investigate the reports and the relevant Cameron employing company will take appropriate and necessary action.

Violations of Our Code

We must all adhere to this Code and Cameron policies. Violations of our Code, our Company policies or the law have serious consequences, including disciplinary action up to and including termination, as well as possible civil or criminal penalties.

No Retaliation

Cameron recognizes that, to maintain a culture of integrity, it must protect us when we report, in good faith, perceived or actual misconduct. Therefore, our Company strictly prohibits acts of retaliation against us for reporting a possible violation in good faith. Reporting in good faith means you are providing all of the information you have, and you believe it to be true. In addition, you will not be retaliated against for participating in good faith in an investigation involving possible misconduct. Individuals who take action against a person for making a report or participating in an investigation in good faith will be subject to disciplinary action, up to and including termination. If you believe that you have been retaliated against, consult the appropriate resource under "Reporting Concerns and Seeking Guidance" (page 8).

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Callout (page 9): The Ethics HelpLine is operated by an independent third party and is available 24 hours a day, 7 days a week. You may make a report or ask a question in over 150 languages.

Duty to Cooperate

Our Company carefully investigates all reports of misconduct consistent with local requirements. To help this process, we must cooperate fully and honestly in an investigation of potential illegal or unethical activity. You will not face retaliation for doing so.

Higher Expectations for Managers

While our Code applies to all of us, managers are held to higher expectations because of their role as leaders within our Company. This means not only living the principles set forth in our Code every day but also taking action to create a positive work environment, leading by example and making sure that employees are comfortable raising concerns and asking questions.

As a manager, it is your responsibility to deal with and report any unethical or illegal conduct through appropriate channels, whether you witness the misconduct yourself or receive a report about it.

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Maintaining Integrity…with Each Other

Treating One Another Fairly

At Cameron, our success depends upon each of us fully respecting the rights of our fellow employees and encouraging open communication. We strive to solicit the input of our coworkers and listen to their views. We each have a right to our own opinions, and we are expected to respect the viewpoints of others.
Q: Claudia worked with a contract engineer, Andrei, on a project for several months. Andrei waited until the project was complete to ask Claudia out on a date, but she turned him down. Now, Andrei repeatedly emails and calls to ask her out again, no matter how many times she asks him to stop. Since Andrei is no longer working for Cameron, Claudia isn’t sure if his conduct constitutes harassment. What should she do?

A: Andrei’s actions  may be prohibited by law but in any event are prohibited by Cameron's policy,  whether or not his work for Cameron has ended. Claudia should report Andrei’s behavior as soon as possible to the contacts as listed in “Reporting Concerns and Seeking Guidance” (page 8).

Respecting Each Other

Commitment to a Diverse Workforce

With over 300 locations in more than 35 countries worldwide and growing, our global workforce is incredibly diverse. With Cameron’s diversity comes unique ideas, viewpoints, talents and values that directly contribute to our Company’s success.

Discrimination-Free and Harassment-Free Workplace

To maintain our culture of diversity, we are committed to a discrimination-free workplace. This means we must make all employment decisions based on a principle of mutual respect and dignity for one another and consistent with applicable law. For additional information, please  contact your local manager and  review the applicable policies.

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We all have the right to work in an environment free from harassment. “Harassment” is a form of discrimination that consists of unwelcome behavior, based on a person's protected characteristic or status, that has the purpose or effect of creating an intimidating, hostile or offensive work environment. Harassment can come in many forms, including physical actions, verbal or written remarks, or visual depictions. Our Company strictly prohibits any acts of unlawful harassment, whether done by an employee or a non-employee. If you have any questions, please  consult the applicable policies or ask your local manager.  You are responsible for understanding all applicable discrimination and harassment laws and for using common sense and respect for others.

Discriminatory or harassing behavior violates our Code and Company policies. If you feel you or someone around you has experienced unlawful harassment or discrimination, report the situation, according to the policies in this Code. Rest assured, you will not face retaliation for making this good faith report.

Callout (page 11): With Cameron’s diversity comes unique ideas, viewpoints, talents and values that directly contribute to our Company’s success.

Providing a Healthy and Safe Work Environment

Workplace Health and Safety

Our success, and the success of Cameron as a whole, depends upon maintaining a safe and healthy work environment. Because our people are our most important resource, safety is our number one priority in all of our locations and at all levels of our organization. This means that we must each constantly strive to achieve zero injuries and work-related illnesses. To prevent workplace injury and illness, we must:

•	Follow all applicable safety laws and regulations
•	Comply with Cameron policies and the safety procedures in our local facilities
•	Conduct ourselves in a safe manner
•	Take all reasonable precautions when handling toxic or other unsafe materials, as well as when operating machinery and heavy equipment

For additional information, please contact your local manager and review the applicable policies. Immediately report any behavior or activity that jeopardizes the health and safety of our workplace to your local manager. If you feel that you or someone else is in immediate danger, call the local authorities.

Workplace Violence

As part of our commitment to health and safety, we must never tolerate any acts or threats of violence in our workplace. To keep our work environment free from violence or intimidation, we may not bring any weapons or firearms onto Company premises, including parking facilities, while conducting business on Cameron’s behalf, unless otherwise allowed by local law or job responsibility. You should report any threatening or violent behavior you witness to your supervisor promptly.

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Substance-Free Environment

While conducting business on behalf of Cameron, we must be free from the influence of drugs, alcohol or other substances that impair our ability to work safely and effectively. To ensure our safety and the safety of those around us, we may not misuse prescription medication or possess, distribute or sell alcohol or illegal substances on Company premises or when working on Cameron’s behalf. This rule does not apply to Cameron-sponsored or other authorized events where alcohol is served. In these situations, moderate alcohol consumption is allowed.

We must also abide by any drug and alcohol policies in our local facilities, and comply with any required drug or alcohol testing. For additional information, please review the applicable policies or ask your supervisor about any policies unique to your facility.

Protecting the Environment
For the good of our planet and future generations, we act as stewards of our environment. At all times, we must strive to meet, if not exceed, all applicable legal and regulatory requirements, as well as internationally accepted environmental standards.
Our expectation is that no one gets hurt and nothing gets harmed.

We are aware of the effect our operations have on the global climate. Therefore, we continuously seek to reduce our carbon footprint and greenhouse gas emissions. To do so, we aim to be environmentally conscious in the management of all our operations. We seek to make efficient use of natural resources through innovative product design, operational excellence and effective facility management. Whenever practical, we work to conserve our natural resources and to reduce or eliminate hazardous wastes and emissions from our manufacturing processes. We handle any generated wastes safely, responsibly and in compliance with all applicable law.

For additional information, please contact your local manager and  review the applicable policies.

Q: While working closely with a nationally owned oil company, Marcos befriends Lucinda, a manager at the oil company. Lucinda mentions that her nephew’s company is applying for a small contract with Cameron in Marcos’ business unit. Can Marcos approve the contract in hopes of securing additional business with Lucinda’s company?

DOING WHAT’S RIGHT. TOGETHER.

A: No, Marcos cannot approve this contract until Lucinda’s nephew has gone through Cameron’s standard bidding process. We can’t offer anything of value, such as favors, to government employees in an attempt to retain or obtain business. This constitutes bribery, which is strictly prohibited at Cameron.

Maintaining Integrity… with Our Communities

Conducting International Business

Cameron has developed a reputation as a good global citizen, and each of us must maintain this reputation. We strive to positively impact the many communities where we live and work. This means, in part, that we must uphold human rights in all of our facilities. We treat all people in all of our locations with respect, and seek to do business with suppliers that do the same.

We must also follow the laws of the communities where we operate, unless prohibited by U.S. law. When these laws, local customs or business practices differ from U.S. law or the rules set forth in our Code or Company policies, we must obtain prior permission from the Legal Department before conforming to them.

Following Anti-Corruption Laws

Cameron succeeds based on the quality of our people, services and products. We do not pay bribes or offer anything of value to anyone with the purpose of obtaining an unfair advantage. Remember—simply offering or attempting to offer a bribe violates our Code, Company policy and the law.

Bribery and Kickbacks

Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (FCPA), apply to all of our operations around the globe. In addition, other anti-corruption laws such as the UK Bribery Act of 2010 and other local laws impose additional sanctions and even more restrictive obligations. Our Company’s interpretation of these laws is clear: we may not engage in bribery with, or offer, authorize or accept any form of kickback to or from, a government official. “Bribery” is the offering, giving, receiving or soliciting of anything of value in order to obtain or retain business or other improper advantage. A “kickback” is a payment returned or promised to be returned as a result of a legal contract or as a reward for making or fostering business arrangements. To be clear, “government officials” include an officer, employee or consultant of a government or governmental department or agency, officer or employee of a state-owned enterprise or partially state-owned enterprise, political party or official, candidate for political office, officer or employee of a public international organization such as the World Health Organization or World Bank, or the spouse of immediate family members of any of the persons mentioned above (“government official”). Furthermore, Cameron policy prohibits facilitation or “grease” payments made to government officials, even if such payments are nominal in amount, unless the Chief Ethics and Compliance Officer gives prior approval in writing. Facilitation payments are small payments made to low-level government officials to secure or speed up routine legal government actions. There may be some circumstances involving an imminent threat to the health, safety or physical welfare of any employee or a member of his or her family or co-worker. If a payment is made under these emergency situations, it must be reported immediately to the employee’s supervisor, General Counsel or Chief Ethics and Compliance Officer.

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Callout (page 15): Cameron does not pay:
-	bribes,
-	facilitation payments,
-	or accept kickbacks or offer anything of value to anyone with the purpose of obtaining an unfair advantage.

Callout (page 16): If you regularly interact with government employees or other officials, be sure to familiarize yourself with  all applicable policies and contact your local manager with questions.

Remember that under anti-corruption laws, we cannot hire business partners to do something we are not allowed to do ourselves. Business partners include, but are not limited to, consultants, sales agents, customs brokers, accounting firms, companies that provide assistance with obtaining visas, permits, inspection certificates or contracts and joint venture partners. Employees, therefore, cannot simply turn a blind eye to evidence of misconduct by business partners, and it is of critical importance that all business partners, including joint venture partners, who perform business on behalf of Cameron and who may have dealings with foreign government officials are selected and engaged in strict compliance with  all applicable polices.

Consequences for violating anti-corruption laws are severe for both our Company and the individuals involved. If you regularly interact with government employees or other officials, be sure to familiarize yourself with all applicable policies and contact your local manager with questions.

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Commercial Bribery

In developing goodwill and strong working relationships with suppliers, clients and partners, appropriate gifts and entertainment can be standard courtesies. However, we must be particularly careful that we do not engage in commercial bribery. This form of bribery occurs when we offer to give, give or accept a business courtesy with the intent of obtaining or retaining business or otherwise improperly influencing a company's business affairs. Keep in mind that commercial bribery can carry steep consequences, employees should use good judgment and ensure no improper gift or thing of value is offered or accepted.

Q: Mariana, a procurement specialist, is leaving tomorrow on a last-minute trip to the Middle East. She needs to take her laptop, but realizes that it contains engineering drawings of a Cameron product, which means an export license or permit may be needed. Can she leave the country without obtaining the license, as long as a license application is submitted before she leaves?

A: No, this is not okay. Cameron must obtain any necessary permits or licenses before Mariana can travel internationally with her laptop. If the drawings are not needed for her trip, she can avoid the license requirement by simply deleting the drawings from her laptop’s hard drive. If she is unsure whether she needs to obtain an export license, she should consult the Global Trade Compliance Group within the Legal Department in advance, in preparation for her trip.

Complying with Import and Export Controls

The global nature of our business means that we must understand and comply with the laws and regulations that govern the export, re-export or import of products, software or technology. Export activity takes place when a product, software or technical information is transferred from one country to another or is provided to a foreign citizen or representative of another country, no matter where that person is located. Prior to undertaking any export transactions, you must determine whether the item is eligible for export. This depends upon the nature of the item, the country of destination and the end use and end user. We must not authorize or approve, or knowingly enter into, any transaction to provide products, services or technology to any individual, company or countries subject to national or international sanctions without seeking the prior approval of the Chief Ethics and Compliance Officer. Before engaging in exporting activity, we must verify the eligibility of both the location of delivery, the export’s recipient, and the end-use. In addition, we must obtain all required and necessary licenses and permits and pay all proper duties, in compliance with local requirements.

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Import activity, or bringing the products we purchase from others into a country, is also generally subject to various laws and regulations. In particular, this activity may trigger the payment of duties and taxes. It also may involve the filing of required documentation. We must always comply with all import requirements.

Remember, import and export controls do not simply apply to material or physical goods. They also relate to data, information, research and other intellectual property exchanged with overseas suppliers. Failure to obtain the appropriate government approvals before exporting products or technology can result in serious consequences, such as the loss of export privileges, as well as civil and criminal penalties. If you are involved in importing or exporting products, services or technology, be sure to familiarize yourself with all applicable local policies. Consult the Global Trade Compliance Group within the Legal Department if you have questions.

Callout (page 18): It is important to note that, even when we are not conducting business in the United States, we must comply with U.S. anti-boycott laws.

Following U.S. Anti-Boycott Laws

A boycott occurs when one group, business or country refuses to do business with a particular person or country. U.S. antiboycott laws prohibit us from cooperating with boycotts that are not sanctioned by the United States, such as the Arab League boycott of Israel. It is important to note that, even when we are not conducting business in the United States, we must comply with U.S. anti-boycott laws.

We are required by law to report all requests to participate in an unsanctioned boycott. Such requests are often hidden in seemingly harmless documents, like letters of credit or bills of lading. If you receive what you believe is such a request, contact the Legal
Department immediately. Please review all applicable policies for additional information.

Impacting Our Local Communities

As a good corporate citizen, Cameron seeks to promote the vitality of the communities where we live and work. We owe it to our neighbors to work towards the development and betterment of our communities, which sustain our Company and support us as individuals.

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Political and Charitable Involvement

Our Company encourages each of us to actively participate in the political process. We should, however, only do so voluntarily and during our personal time. We must make certain that participating in political activity in no way impairs our work effort or damages our Company’s standing or image. We may never make political donations or contributions using our Company’s name, time, funds or other resources.

To support the communities where we live and work, we are encouraged to participate in charitable activities both as a Company and as individuals. Participation in charitable and community activities is entirely voluntary but commitment of Company funds, employees and assets is subject to all applicable Cameron policies, particularly those policies that  establish guidelines for the approval of non-profit, charitable and community contributions, donations and volunteer activities, and the use of Company resources for charitable and community activities on a worldwide basis.

Maintaining Integrity…with Our Shareholders

Q: Gavin works in a shipping dock and has worked quite a bit of overtime in the past week. His manager, Linda, tells him to not record this time and instead to take a day off the next week. This way, he’ll be paid for all of his hard work and Linda won’t be over her payroll budget for the department. Is this acceptable?

A: No. Gavin may think that this option is okay because it won’t cost Cameron any extra money. But time records are business records, and it is extremely important that Gavin report his time accurately and honestly, and never create a false record. As such, Gavin shouldn’t follow Linda’s direction. Instead, he should report the situation to the contacts as listed in “Reporting Concerns and Seeking Guidance” (page 8).

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Ensuring Financial Integrity

Accurate Recordkeeping and Public Reporting

We all must do our part to ensure Cameron’s financial information is accurate and complete. Our shareholders, among others, rely on us to do so. The records we create as part of our daily responsibilities have a significant impact on the financial information Cameron discloses. We must therefore be sure that all of the records we create and submit, including time cards, expense reports and inventory reports, are true, fair and accurate. At all times, we must act according to our internal controls procedures. We may never establish unrecorded “slush” funds or take other steps to falsify Cameron’s books and records.

If you become aware of any accounting or auditing irregularities, promptly report them to the Legal Department or the Ethics HelpLine. Consequences for falsifying financial records are severe, including potential criminal prosecution for the individuals involved and senior officers of our Company.

If you are management personnel or a financial officer involved in the preparation of public disclosures or the preparation of data for public disclosures, you must understand and comply with the Code of Ethics for Senior Financial Officers.

Proper Records Management

The proper retention of our documents and records is vital to our business. As such, we must maintain all documents, files and other covered communications according to our applicable policies and schedules.  If you are notified that your documents are relevant to an anticipated or pending litigation, investigation or audit, follow the guidelines set forth in the notification. Do not alter or conceal any document covered by the notification. Email has become a standard tool in business communications. As such, the way we manage our email records is increasingly important.

If you have any questions regarding proper records management, consult the applicable policies and schedules  or contact the Corporate Secretary.

Callout (page 21): We all must do our part to ensure Cameron’s financial information is accurate and complete.

Audits and Investigations

We may be asked by an auditor or a government official to take part in an investigation of our Company or certain of our fellow employees. We must cooperate with these requests. However, if we receive a request to take part in a government investigation or a request for information or documentation from a government official, we should immediately contact the Legal Department. At no time may we attempt to improperly or unduly influence, or make untrue or misleading statements to, an auditor or government official in connection with an investigation.

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Safeguarding Our Company Assets

Physical Assets

Our Company’s physical assets, such as its equipment, materials and facilities, are instrumental to performing our day-to-day responsibilities. These assets have been accumulated through the hard work of people spanning the globe. By working for Cameron, we have each assumed responsibility for these assets and must safeguard them from theft, loss, misuse and waste. In addition, we must make sure that they are used for appropriate business purposes.

Proprietary Information

Information is a large part of what gives us our competitive advantage. Many of us have access to Cameron’s confidential, proprietary information in order to perform our jobs. It is our responsibility to keep this information confidential and protected. It is also our responsibility to protect the information entrusted to us by our suppliers, customers and other business partners as carefully as we protect our own information.

A few examples of confidential or proprietary information include:
•	Intellectual property, such as trademarks, copyrights and
trade secrets
•	Unpublished financial data, including sales and profit figures
•	Research and product development plans
•	Marketing, investment or other business plans and strategies
•	Business processes, records, files and data
•	Customer and supplier information

We may only share this information with others who have a business need to know, whether inside or outside of Cameron. To protect this information and prevent its accidental disclosure, we must take proper precautions. Make sure that you follow all security measures and internal control procedures for your computer systems, portable electronic devices, laptops and other storage devices, such as flash drives and USB devices. You must carefully protect these devices in places where they could be lost or stolen. Do not divulge your password or access codes to anyone else, and do not allow others to use your accounts. Obtain the required Non-Disclosure Agreement prior to sharing any proprietary information outside the Company.

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Be cautious when discussing sensitive information on your cell phone or with a coworker in public places, such as elevators, airports and restaurants, or in open areas within Cameron, such as break rooms or restrooms. Do not leave documents containing sensitive information in a place where an unauthorized person might have the opportunity to read them, including your unlocked desk or on a copy machine.

Private Personal Information

Each of us provides Cameron private personal information, such as health records, social security information and contact information. We have an obligation to carefully safeguard our fellow employees’ private personal information. If you have access to such information, be certain to follow security protocols at all times and be diligent in protecting the information. You may only share that information with those who have a business need to know and who are authorized to view the information.

Appropriate Use of Resources

We may never use our communications systems to engage in prohibited conduct, such as communicating or viewing discriminatory, harassing, sexually explicit or otherwise offensive or inappropriate material.

If Cameron has provided you with a computer, cell phone or other portable technology, you must use that technology appropriately and in accordance with Company policies. Cameron’s policies on technology always apply to Company equipment and do not change after hours or when you are traveling.

Compose email, instant messages and text messages with the same care you would take in composing any other Camerondocument. Please remember, persons might copy and forward your electronic messages worldwide without your knowledge or consent.

For more information, please  consult applicable policies or contact your local manager.

Cameron’s Reputation and Good Name

In order to maintain Cameron’s reputation as a responsible industry leader, we must ensure accurate and consistent corporate communications. For this reason, only authorized individuals may communicate on behalf of Cameron with the media and outside analysts. Direct all inquiries from outside media sources to the Vice President, Investor Relations. If you are contacted by an outside analyst, get the name and affiliation of the person making the request and pass the information on to the Vice President, Investor Relations.

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Avoiding Conflicts of Interest

When conducting business on behalf of Cameron, we must carefully avoid situations that could create a conflict of interest, or even the appearance of one. A “conflict of interest” occurs when our interests or the interests of our family members compete with our ability to perform our job responsibilities. Such competing interests may limit our ability to perform our jobs objectively and without bias. If you feel you may face a conflict of interest situation, you should direct the matter to your local manager and review all applicable policies.

Gifts, Travel, Entertainment and Hosting

Cameron prides itself on conducting its business honestly and transparently. While exchanging gifts and entertainment can foster good working relationships with our clients, suppliers and business partners, we must exercise caution when engaging in such activity. Remember, by providing or accepting gifts, travel or entertainment, we may make it difficult to make sound, objective business decisions. If we accept such courtesies, we may appear to be unduly influenced. We must keep these principles in mind when we are providing or accepting reasonable and appropriate gifts, travel or entertainment.

In general, we may only offer or accept gifts that are consistent with applicable laws, consistent with both Cameron policy and the policies of the giving or receiving entity, and not for the purpose of obtaining or retaining business.

In general, acceptable without prior approval:
-	Occasional gifts valued at $100 or less (or local currency equivalent)
-	Entertainment or meals valued at $500 or less (or local currency equivalent) per person

In general, acceptable with prior approval:
-	Any gift exceeding $100 (or local equivalent)
-	Any entertainment exceeding $500 or less (or local currency equivalent) per person
-	Any travel paid for or reimbursed by an outside business associate or Government Official associated with a gift or entertainment
-	Any hosting that is not expressly provided for under a contract
-	Any travel aboard aircraft owned by a business associate or Government Official

Prior approval must be obtained from the designated Executive and the Corporate Ethics and Compliance Department via the Gift, Travel, Entertainment, Hosting Reporting Form found on the Ethics and Compliance intranet site.

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Always unacceptable:
-	Any gift or entertainment that would be illegal
-	Gifts or entertainment involving parties engaged in a tender or competitive bidding process
-	Any gift of cash or cash equivalent (such as gift certificates, loans, stock, stock options) no matter the value
-	Any gift or entertainment no matter the value that is a ‘quid pro quo’ (offered for something in return)
-	Any entertainment that is indecent, sexually oriented, does not comply with Cameron’s commitment to mutual respect, or that otherwise might adversely affect Cameron’s reputation
-	A gift or entertainment that you pay for personally to avoid having to report or seek approval for

Q: Sandra is a field service technician in the Compression Systems group and has just finished an important job for a client. The client tells Sandra that they would like to send her something to show their appreciation, but she warns them that she can’t accept anything expensive. The client sends Sandra a U.S. $50 gift certificate to a department store. May she keep it?

A: Although the gift certificate is only worth U.S. $50, which is an acceptable value, Sandra may not keep it. We may never accept gifts that are cash or a cash equivalent, no matter their value. Sandra should report the gift to her supervisor and return the gift. If she doesn’t feel comfortable doing so, she should turn it over to the Corporate Ethics and Compliance Department.

Callout (page 25): A conflict of interest occurs when our interests or the interests of our family members compete with our ability to perform our job responsibilities.

Further, expenses such as travel, accommodations, meals, incidental or other daily expenses directly relating to contract negotiations, training, site inspections or visits, and the demonstration or explanation of products or services are considered hosting expenses. All hosting expenses require prior approval from your Division President, Corporate Vice President or CEO and disclosure to the Corporate Ethics and Compliance Department.

If you are unsure whether you may give or accept a gift, travel or entertainment or whether hosting expenses are appropriate, please seek guidance from your Division President, a Corporate Vice President or the Corporate Ethics and Compliance Department. If you give a business courtesy, be certain that you provide all relevant and detailed information (including name and title of the recipient, the organization to which the recipient belongs and the detailed business purpose) promptly in an expense report.

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At times, you may find yourself in a situation where you must return a gift, but doing so may be impractical (such as perishable items or personalized gifts) or discourteous. In these situations, you should accept the gift on behalf of our Company and turn it over to the Corporate Ethics and Compliance Department.  For additional information, please  review all applicable policies.

Business with Family and Friends

When a personal or family relationship exists between employees, it may appear as though one of us is receiving preferential treatment over another. Therefore, no family member should be placed in a position where he or she has direct decision-making authority over another family member. If you find yourself in such a situation, disclose it to your Human Resources representative immediately.

A perceived conflict of interest is also created if you, your immediate family member or a close friend holds a substantial financial interest in, or has a relationship with the owner or principal of, an actual or potential supplier, client or competitor of Cameron. If you find yourself in such a situation, you must notify your supervisor immediately and remove yourself entirely from the supplier selection or negotiation process.

Q: Pedro’s department is currently accepting bids for a steel supplier. Pedro’s brother, Philippe, owns a steel company and has decided to bid for the supplier contract with Cameron. Pedro knows neither of them are doing anything wrong, but isn’t sure if he should disclose the situation. Should he?

A: Yes. Pedro should disclose his relationship with the bidding company to his supervisor immediately to avoid the appearance of a conflict of interest. He will also need to remove himself from the supplier selection process.

Outside Employment

Engaging in employment outside of Cameron may prevent us from upholding our job duties objectively and without bias. For this reason, we may not take outside employment or hold a board membership that interferes with our ability to fulfill our job duties. In addition, we cannot use Cameron’s property, information or resources for work with another company. Before accepting a position outside of Cameron, disclose and seek approval as provided  in all applicable polices.

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Financial Interest in an Outside Company

Investing can become a conflict of interest if the company you are investing in does business with or competes with Cameron. You are required to disclose any financial interest in a Cameron competitor, supplier, customer or any entity that may influence objective decision-making. This disclosure requirement does not apply to investments in mutual funds over which you exercise no discretionary control.

Corporate Opportunities

We all have a responsibility to act in Cameron’s best interests and advance these interests whenever the opportunity to do so arises. Taking personal advantage of a business opportunity learned about through work done on Cameron’s behalf, or otherwise personally benefiting from Cameron’s information, creates an inappropriate conflict of interest. While conducting work on behalf of Cameron, we may come across opportunities in which Cameron may also have an interest. If so, we must notify our supervisor of the opportunity and provide ample time for Cameron to determine whether it will pursue the opportunity. If, after this period of time, Cameron passes on the opportunity, we may act on it for our own personal gain. At this time, we may also share this information with outside parties for their personal gain.

Q: Carla, an analyst for Cameron, is starting up her own consulting business. Although some of the consulting work she plans to do is similar to the work she does for Cameron, Carla plans to ensure that her business doesn’t compete with Cameron. Is this okay?

A: Most likely, no. Because the work Carla will be doing is similar to the work she does for Cameron, she may be competing with Cameron without even knowing she is doing so. This poses a conflict of interest that may not be allowable. Before starting her business, Carla must disclose her plans to, and obtain prior permission from, her supervisor.

Callout (page 28): Insider trading occurs when we trade the stocks of a given company on the basis of material, nonpublic information we have acquired about that company through work we have done on Cameron’s behalf.

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Avoiding Insider Trading

By working on behalf of Cameron, we have all made a commitment to comply with insider trading laws. Insider trading occurs when we trade the stocks of a given company on the basis of material, nonpublic information we have acquired about that company through work we have done on Cameron’s behalf. Information is considered “material” if a reasonable investor would consider the information important in deciding whether to buy, sell or hold a stock or other security. “Nonpublic” information refers to that which has not yet been disclosed to or absorbed by the public. Material, nonpublic information generally includes information such as:
•	Unreleased sales figures
•	Pending mergers or acquisitions
•	Earnings estimates
•	Labor disputes
•	Introduction of a new product or service
•	Adjustments to key personnel positions

No matter where we are located, we must comply with Cameron’s Insider Trading Policy, which also prohibits tipping. “Tipping” generally occurs when we provide material, nonpublic information to another person, and that person trades on the basis of the information. It is important to note that tipping can expose us to the same consequences brought about by insider trading. This may include severe penalties, including fines, termination of employment and potential imprisonment.  For additional information, please review  all applicable policies.

Q: Enrico has learned that Cameron is about to enter into a large supplier agreement with a U.S.-based public company. Enrico knows that, because of this contract, the supplier’s U.S. stock price will most likely skyrocket soon after the deal is announced publicly. While he knows he can’t personally buy stock in the supplier or tell anyone about the contract, he figures he can help his mom by encouraging her to buy the company’s stock. Is this okay?

A: No. By tipping this information to his mother, Enrico is violating our Code and U.S. securities laws. Consequences for tipping can be just as severe as those for engaging in insider trading, so Enrico should refrain from providing any confidential information that he learns through his work at Cameron to anyone without a business need to know.

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Maintaining Integrity…with Customers and Suppliers

Competing Fairly

As part of our commitment to developing long-term relationships with our customers and suppliers, we take pride in competing fairly and with integrity. We compete solely on the basis of our quality products and services, and never take advantage of anyone through unfair practices.

In addition, we are always accurate and truthful in all of our business dealings. We market our products and services honestly and communicate fairly with customers. We achieve this by never making misleading or disparaging statements about our competitors or their products or services.

Ensuring Product Quality and Safety

We focus on understanding the requirements of our customers and providing products and services that meet or exceed their specifications and expectations. We strive to deliver the highest possible value to our customers, while working towards our goals with a sense of urgency. We design, manufacture and deliver products and services that fit their intended purpose. This means we must always be certain we understand and follow all contract specifications and quality control procedures, completing all required inspection and testing operations properly. We also must strive to minimize environmental risks throughout the lifetime of our products.

In order to fulfill our commitment to product quality and safety, we expect our suppliers to assure the quality and safety of goods and services they provide us.

Callout (page 31): We compete solely on the basis of our quality products and services, and never take advantage of anyone through unfair practices.

Maintaining Integrity…with Our Competitors

Complying with Anti-Competition Laws

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To ensure markets operate fairly and efficiently, many nations have implemented laws to combat anti-competitive practices. We pride ourselves on strictly complying with these anti-competition laws, which are designed to protect free enterprise. While anti-competition laws are complex, they generally forbid discussing or entering into formal or informal agreements regarding activities that may restrain trade.

Examples of such activities include:
•	Bid rigging
•	Price fixing
•	Dividing or allocating specific market territories with competitors
•	Fixing production or production quotes

Illegal agreements do not have to be signed contracts and may be as simple as informal understandings between two parties. If any of these topics of discussion arise when talking with a competitor, such as at an industry association meeting or a trade show, you should stop the conversation immediately and report it to the Legal Department.

Violations of anti-competition laws carry severe consequences. Keep in mind that these laws can be difficult to understand and every country maintains its own laws regulating competition. Exercise caution and avoid any interaction with competitors that may place you or Cameron at risk. If you have any concerns about a conversation you have had or an activity you are involved in, please consult the Legal Department.

For additional information, please consult the applicable policy or contact your local manager.

Q: While attending the Offshore Technology Conference, Edson speaks in front of a group of representatives of Cameron’s competitors. After Edson speaks, one of the representatives comes up to talk to him. While at first they talk about their families, the conversation soon turns to business. The representative tells Edson, “I bet my company’s bid for that contract probably isn’t nearly as attractive as Cameron’s.” Edson isn’t sure how to respond to this comment. What should he do?

A: Edson should realize that this representative may be engaging in anti-competitive behavior. He should end the conversation immediately and report the incident to the Legal Department.

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Gathering Competitor Information

Remaining a strong competitor in our industry sometimes requires that we gather information about our competitors. However, we must be sure to acquire such information in ways that are public, ethical and legal. You may always ask coworkers, clients and suppliers for information about competitors that they are free to share. However, you should not encourage them to provide information that would violate any binding legal agreements, such as contracts or non-disclosure agreements. For example, you should not seek a competitor’s confidential information from a new employee who formerly worked for the competitor.

Certification and Disclosure

I acknowledge that I have received Cameron’s Code of Conduct (“Code”) and will comply with it. I also understand that I must review and comply with Cameron’s policies and procedures that apply to my job responsibilities. I understand that a violation of the policies and ethical standards outlined in this Code may subject me to disciplinary action, up to and including termination, as well as civil and criminal penalties

I understand that it is my obligation to check for updates to the Code by reviewing the most recent version on the intranet, and/or by reviewing the most recent updated version of the hard copy Code, which is always available through the Compliance Department.  I understand that employees will not receive a new hard copy of the Code every time it is amended.

I further understand that, if I have any questions related to the guidelines outlined in this Code or other Company policies, I should discuss them promptly with my immediate supervisor, my local Human Resources representative, the Legal Department or the Chief Ethics and Compliance Officer, or contact the Ethics HelpLine. I especially recognize the importance of asking for such assistance before taking any action that may be questionable or may violate our Code.

Signature	Date

Printed Name

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